06006959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48165

AB 3/29/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TREASURE FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. CENTRAL EXPRESSWAY, #101
(No. and Street)

RICHARDSON (City) TEXAS (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TSAN-HWA WU 972-644-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA
(Name — *if individual, state last, first, middle name*)

6100 CORPORATE DR., #350 (Address) HOUSTON (City) TEXAS (State) 77036 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
WASH, DC

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TSAN-HWA WU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREASURE FINANCIAL CORP., as of 12-31-2005, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

SHELIA MILLER
My Commission Expires
July 30, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREASURE FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Board of Directors and Shareholder
Treasure Financial Corporation

Independent Auditor's Report

I have audited the accompanying statement of financial position of Treasure Financial Corporation, as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Treasure Financial Corporation as of December 31, 2005, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul C. Hwang
February 11, 2006

TREASURE FINANCIAL CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$ 5,209	
Brokerage deposits	52,544	
Commissions receivable	2,308	
Marketable securities	268	
Deferred tax assets	17,624	
Total Current Assets		$ 77,953
FIXED ASSETS		
Furniture and equipment	101,566	
Less: accumulated depreciation	(99,534)	
Total Fixed Assets		2,032
OTHER ASSETS		
Security Deposits	1,168	
Tax benefit	10,565	
Total Other Assets		11,733
TOTAL ASSETS		$ 91,718

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses	$6,791	
Other payable	4,300	
Total Current Liabilities		11,091
SHAREHOLDERS' EQUITY		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding		
Common stock, $0.001 par value; 100,000,000 shares authorized; 850,000 shares issued and outstanding	47,425	
Paid-in capital	183,339	
Retained earnings	(150,137)	
Total Shareholders' Equity		80,627
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 91,718

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions	$ 507,179	
TOTAL REVENUES		507,179
OPERATING EXPENSES		
Salaries and commissions	278,742	
Taxes, licenses, permits	8,584	
Clearing house charges	126,824	
Depreciation	1,871	
Donation	500	
Dues and subscriptions	9,243	
Quotations	25,754	
Legal & accounting	4,800	
Insurance	3,976	
Error accounts	6,425	
Rent	46,618	
Outside services	2,126	
Telephone	8,350	
Office expenses	4,851	
Advertising and promotion	2,552	
Other expenses	2,853	
Total Operating Expenses		534,069
Operating income (loss)		$ (26,890)
Other Revenues (Expenses)		
Interest income	1,130	
Gain on marketable securities	8,172	9,302
LOSS BEFORE FEDERAL INCOME TAX BENEFIT		$ (17,588)
FEDERAL INCOME TAX BENEFIT		2,544
NET LOSS		$ (15,044)

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common stock	Additional paid-in capital	Retained earnings	Total
Beginning of year	$ 47,425	$ 183,339	$ (135,093)	$ 95,671
Net loss, 2005			(15,044)	(15,044)
Balance 12/31/05	$ 47,425	$ 183,339	$ (150,137)	$ 80,627

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS RELATING TO OPERATIONS	
Net loss	$ (15,044)
Adjustment to reconcile net loss to net cash used in operating activities:	
depreciation	1,871
deferred tax asset	1,151
changes in certain working capital components:	
decrease in accrued income	3,941
increase in tax benefit	(3,695)
increase in accrued expenses	1,173
increase in other payable	3,900
Net cash used in operations	(6,703)
CASH FLOWS RELATING TO INVESTING ACTIVITIES	
Increase in fixed assets	(1,000)
Decrease in marketable securities	3,033
Net cash provided by investing activities	2,033
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,670)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	62,423
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 57,753

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

SIGNIFICANT ACCOUNTING POLICIES

Treasure Financial Corporation began operations as a securities broker/dealer in June, 1995. It is a closely-held corporation with three stockholders. No stockholder has a majority holding. Its president, Mr. David Wu, is a stockholder and participates in the daily operation. The Company's headquarters and business offices are located in Richardson, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Southwest Securities Corporation of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

RECOGNITION OF REVENUE

The Company earns commissions by providing services of trading marketable securities for clients through the stock clearinghouse. Commissions are recognized upon completion of services.

1. CASH

Cash is separately presented as "cash" and "brokerage deposits" two categories. The latter is the deposit account with Southwest Securities Corporation which requires a minimum balance of $30,000.00. The cash in the deposit account is available to the Company without restrictions.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the Modified Accelerated Recovery System based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. The depreciation expense for the current year is $1,871.00.

Estimated useful lives of fixed assets are as follows:

	COST	LIFE
Furniture and fixtures	$ 20,326	7 years
Computer and office equipment	72,362	5 years
Improvement	8,878	7 years

3. LEASE

The Company leased its main office space in Richardson, Texas in October 2002 for a three-year term and has extended it to 2008. The rental rate is $1,116.00 per month. The future minimum rental payments under the current leases are as follows:

2006	$ 13,216.00
2007	$ 13,392.00
2008	$ 13,392.00

4. NET CAPITAL REQUIREMENT

Treasure Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Treasure Financial Corporation has net capital, required net capital and excess in net capital as follows:

	December 31, 2005
Net capital	$ 47,919
Required net capital	5,000
Excess in net capital	$ 42,919

5. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

The Company has deferred tax assets of $17,624.00 at the end of the year, and income tax benefit of $2,544.00 for the year.

As of December 31, 2005, the Company has a net operating loss of approximately $27,897.00 to be carried over to offset future taxable income for federal income tax purpose and it will begin to expire in year 2021.

6. MARKETABLE SECURITIES

The Company has an error account to handle trading errors. The trading securities of $268.00, which are held for sale, are recorded as marketable securities at the fair market value.

The proceeds from sales of securities are $1,042,289.00, cost is $1,034,117.00 and the realized gain is $8,172.00 during the year. Actual cost method is used to determine the gain or loss. There is no unrealized gain or loss for current year.

7. PREFERRED STOCK

Under the terms of the Company's Amended Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but not issued shares of preferred stock.

8. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for 2005.

9. RELATED PARTY TRANSACTIONS

The company incurs a loan payable to its shareholders in the amount of $4,300.00 at the end of the year, which bears no interest and is payable upon demand.

10. USE OF ESTIMATES

The preparation of financial statements in conformation with Generally Accepted Accounting Principles (GAAP) requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

TREASURE FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

Net worth		
Total capital		$ 80,627
Deduct -		
Fixed asset - net	$ 2,032	
Securities haircut	1,319	
Other deductions	29,357	
Total deductions		(32,708)
Net capital		$ 47,919
Required net capital		5,000
Excess in net capital		$ 42,919

TREASURE FINANCIAL CORPORATION
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF DECEMBER 31, 2005

The net capital computation was reconciled and no variances are noted between net capital per Focus Report and net capital per audited financial statements.

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

February 11, 2006

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Treasure Financial Corporation

I have examined the financial statements of Treasure Financial Corporation for the year ended December 31, 2005 and have issued my report thereon dated February 11, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Treasure Financial Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Treasure Financial Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management to the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.